File No. –

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(H) OF THE

INVESTMENT ADVISERS ACT OF 1940 (“ADVISERS ACT”)

DECLARING THE APPLICANT TO BE

A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

BENJAMIN PARTNERS LLC

589 Broadway

New York, NY 10012

All communications, notices, and orders to:

Amy Doberman, Esq.

Gretchen Roin, Esq.

WilmerHale LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

This Application (including this Cover Page and Exhibits) consists of 11 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of BENJAMIN PARTNERS LLC 589 Broadway New York, NY 10012 File No. -	) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER UNDER SECTION 202(a)(l1)(H) OF THE INVESTMENT ADVISERS ACT OF 1940 DECLARING THE APPLICANT TO BE A PERSON NOT WITHIN THE INTENT OF THE ADVISERS ACT

Benjamin Partners LLC, a New York limited liability company (the “Office” or the “Applicant”), hereby files this Application (“Application”) for an Order of the Securities and Exchange Commission (“Commission”) under Section 202(a)(11)(H) of the Investment Advisers Act of l940, as amended (“Advisers Act”) declaring the Office to be a person not within the intent of the Advisers Act to the extent that the Office cannot satisfy all of the conditions to be a “family office” (as defined in Commission Rule 202(a)(11)(G)-1, the “Family Office Rule”) under the Advisers Act (the “Order”). For the reasons discussed below, the Office believes that the Order requested is consistent with the policies and purposes of the Advisers Act and the Family Office Rule.

I.	BACKGROUND

A.	The Office

The Office is a multi-generational, single-family office which provides investment management and other services to the family and descendants of Benjamin Salzhauer (the “Common Ancestor”). The Office is located in New York City, New York, is wholly owned by Family Clients, and is exclusively controlled by one or more Family Members and/or Family Entities in compliance with the Family Office Rule.1 Specifically, the Office is wholly owned and exclusively controlled by Michael Salzhauer (“Mr. Salzhauer”), who is the grandson of the Common Ancestor and his wife, Amanda Salzhauer (a spouse of a lineal descendant of Common Ancestor). For purposes of this Application, the “Salzhauer Family” means and refers to the lineal descendants of the Common Ancestor, their spouses or spousal equivalents, and other persons and entities that qualify as “Family Clients” as defined in paragraph (d)(4) of the Family Office Rule.

[1]	Unless otherwise indicated, all capitalized terms used in this Application have the respective meanings ascribed to such terms in the Family Office Rule.

The Office provides both advisory and non-advisory services, including asset allocation advice, investment due diligence, investment management, recordkeeping and tax reporting assistance, cash management, federal and state tax advice and preparation, financial accounting, bill payment, coordination of professional relationships with accountants, attorneys and unaffiliated discretionary wealth managers, management and administration of the various investment entities, real estate management, management and administration of trusts for Family Members, including providing trustees, as well as other responsibilities (collectively, the “Services”) to members of the Salzhauer Family. Any Service provided by the Office that relates to investment advice about securities or may otherwise be construed as advisory in nature is considered an “Advisory Service.”

The Office does not currently meet the definition of “investment adviser” as it does not accept compensation from any clients for Advisory Service. In the future, the Office intends to begin accepting compensation from one or more clients, including the Additional Family Clients (defined below). Nevertheless, the Office complies with the three (3) general conditions of the Family Office Rule for exclusion from the definition of “investment adviser” and regulation under the Advisers Act, including: (i) each of the persons served by the Office is a Family Client (i.e., the Office has no investment advisory clients other than the Family Clients as required by paragraph (b)(1) of the Family Office Rule, with the limited exception that the Office provides Services to the Additional Family Clients); (ii) the Office is owned and controlled in a manner that complies in all respects with paragraph (b)(2) of the Family Office Rule; and (iii) the Office does not hold itself out to the public as an investment adviser as required by paragraph (b)(3) of the Family Office Rule. At the time of this Application, Family Clients that are natural persons account for approximately ninety-five percent (95%) of the natural persons to whom the Office provides Advisory Services.

B.	Additional Family Clients

In addition to the Family Clients, the Office provides Services (including Advisory Services) to one of the parents of the spouse of Mr. Salzhauer (such parents, the “Additional Family Clients”). The assets owned by the Additional Family Clients represent approximately sixteen percent (16%) of the Office’s assets under management. The Additional Family Clients do not have an ownership interest in the Office.

The Office has been providing Services to one of the Additional Family Clients, without compensation, since the Office’s formation in December 2015. Prior to forming the Office, for over twenty (20) years, Mr. Salzhauer provided Services to one of the Additional Family Clients without compensation while associated with Benjamin Partners Inc. (the “Predecessor”). The Predecessor and its predecessors were started by the Common Ancestor in approximately the 1920’s as a family-owned electrical contracting business and, following the sale of that business in 1992, continued as the management company for the Salzhauer Family’s real estate investments and securities investments. Effective as of January 1, 2016, the Applicant replaced the Predecessor in providing Services to the Family Clients and one of the Additional Family Clients, and then the Predecessor was dissolved.

The Additional Family Clients have important familial ties to, and are an integral part of, the Salzhauer Family since Mr. Salzhauer married their daughter in 1995. They have been considered and treated as close family members of the Salzhauer Family for purposes of intra-familial affection, trust, and communications for over thirty (30) years. They are invited to, and welcome at, every family gathering surrounding birthdays and appropriate religious and secular holidays and attend those events that are convenient. In turn, they consider the other members of the Salzhauer Family to be immediate family, with the attendant intra-familial affection, trust, and respect. The members of the Salzhauer Family that manage the Office believe that they have the same standard of care and loyalty to the Additional Family Clients as they believe they owe to the other members of the Salzhauer Family. Therefore, including the Additional Family Clients into the definition of “family” for this purpose simply recognizes and memorializes the familial ties and intra-familial relationships that already exist, and have existed for over three (3) decades. If the relief requested in this Application is granted, the inclusion of the Additional Family Clients as members of the Salzhauer Family for which the Office provides Services will be consistent with the existing familial relationship among the Family Members.

II.	REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term “investment adviser” to mean “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ...”

The Office will fall within the definition of an investment adviser under Section 202(a)(11) if the Office provides Advisory Services for compensation to the Additional Family Clients. The Family Office Rule provides an exclusion from the definition of investment adviser for which the Office would be eligible, but for the provision of Advisory Services to the Additional Family Clients. Because the Office has regulatory assets under management of more than $100 million, the Office is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act.

In sum, absent relief, the Office would be required to register under Section 203(a) of the Advisers Act if it provides Advisory Services for compensation to the Additional Family Clients, notwithstanding that (i) the Office does not hold itself out to the public as an investment adviser and does not market non-public offerings to persons or entities that are not Family Clients; (ii) the Office is wholly owned and controlled by members of the Salzhauer Family, in accordance with paragraph (b)(2) of the Family Office Rule; and (iii) the Office is a “family office” for the Salzhauer Family and will not offer its Advisory Services to anyone other than Family Clients and the Additional Family Clients. The Office requests that the Commission issue it an Order pursuant to Section 202(a)(11)(H) declaring it not to be a person within the intent of the Advisers Act.

III.	DISCUSSION

A.	Relationship with the Additional Family Clients does not Change the Nature of the Office into that of a Commercial Advisory Firm

The Proposing Release for the Family Office Rule states that in defining the term “family member,” the Commission distinguished between offices that serve members of a single family and those family-run offices that serve multiple families and are more commercial in nature.2 However, the Adopting Release for the Family Office Rule clarified that the Advisers Act was not designed to “regulate the interactions of family members in the management of their own wealth” or apply to family offices that are “unlikely to involve commercial advisory activities.”3

The Office submits that its relationship with the Additional Family Clients does not change the nature of the family office into that of a commercial advisory firm. The Office believes that its circumstances are consistent with the rationale of the Family Office Rule described in the Proposing Release and Adopting Release. Prior to forming the Office, Mr. Salzhauer has for some time provided Services to the Additional Family Clients, who do not fall within the definition of Family Member, but who for the last thirty (30) years and to this day were and continue to be considered and treated as members of the Salzhauer Family. For example, these individuals continue to include each other in important family events (such as weddings), celebrate holidays and vacation together. In addition, if the Additional Family Clients were the parents of a lineal descendant of the Common Ancestor, rather than the parents of the spouse of a lineal descendant of the Common Ancestor, there would be no question that each of them would be a Family Member.

In requesting this Order, the Office is not attempting to expand its operations or engage in any level of commercial activity to which the Advisers Act is designed to apply. The Additional Family Clients are the only non-Family Members to whom the Office is and will be providing Advisory Services, assuming relief is granted. The Office estimates that the assets owned by the Additional Family Clients currently represent approximately sixteen percent (16%) of the Office’s assets under management. Rather, from the perspective of the Salzhauer Family, allowing the Office to provide Advisory Services to the Additional Family Clients is consistent with the Salzhauer Family’s previous experience with investment management services provided by Mr. Salzhauer and the existing familial relationship among Family Members. The Office believes that none of the concerns the Commission mentioned in the Proposing Release and Adopting Release regarding an overly broad application of the Family Office Rule would materialize if the Office received the Order requested herein. The granting of the relief requested herein simply will enable the Office to provide Advisory Services to this limited universe of those the Salzhauer Family considers to be family members. Therefore, the Office is requesting that the Commission declare the Additional Family Clients to be members of the Salzhauer Family (“Extended Salzhauer Family”) for the purposes of the Family Office Rule.

[2]	Family Offices, Investment Advisers Act Release No. 3098 (Oct. 12, 2010) (“Proposing Release”).
[3]	Id.; see also Family Offices, Investment Advisers Act Release No. 3220 (June 22, 2011) (“Adopting Release”).

B.	Declaring the Office to be a Family Office under the Advisers Act is not Contrary to the Public Interest

The Office is a private organization formed to be the “family office” for the Salzhauer Family. The Office’s clients receiving Advisory Services are comprised solely of Family Clients and one of the Additional Family Clients, who are members of the Extended Salzhauer Family. The Office does not have any public clients. Indeed, the Office’s Services are exclusively tailored to the needs of the Extended Salzhauer Family. The provision of Advisory Services to the Additional Family Clients, who have been receiving Advisory Services from Mr. Salzhauer in the same manner as Family Members for years, does not create any public interest in the Office that is different in any manner than the considerations that apply to a “family office” that complies in all respects with the Family Office Rule.

IV.	PRECEDENT

The Commission issued certain of the existing “family office” orders before the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act4 and the adoption of the Family Office Rule.5 Although the Family Office Rule largely codified the exemptive orders that the Commission had previously issued to family offices, the Commission recognized in the Proposing Release that the exact representations, conditions, or terms contained in every exemptive order could not be captured in a rule of general applicability. In proposing the Family Office Rule, the Commission stated with respect to the definition of who is considered a “family client” that “[w]e have not included every type of individual or entity that has been included in a prior exemptive order based on specific facts and circumstances” and noted that family offices would remain free to seek a Commission exemptive order to advise an individual or entity that did not meet the proposed family client definition.6 The Commission did not, however, rescind those orders upon adoption of the Rule,7 and the Office believes that those orders may provide guidance on matters that were not addressed by, do not contradict, and are consistent with the policies and goals of the Family Office Rule.8 In addition, since adoption of the Family Office Rule, the Commission issued several family office exemptive orders based on applications similar to this Application. Specifically, the Office believes that the following exemptive orders in recent years reflect circumstances comparable to those of the Office:

In July 2014, the Commission issued an exemptive order to Duncan Family Office,9 a family office that provided advisory services to the mother-in-law of a spouse of a lineal descendant of the family’s common ancestor and certain related foundations. In May 2018, the Commission issued an exemptive order to 1112 Partners, LLC,10 a family office that wished to provide advisory services to the parents-in-law and brother-in-law of a lineal descendant of the family’s common ancestor. Finally, and most relevant here, in May 2020, the Commission

[4]	Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. No. 211-203, 124 Stat. 1376 (2010).
[5]

See, e.g., WLD Enterprises, Inc., Investment Advisers Act Release Nos. 2804 (Oct. 17, 2008) [73 FR 63218 (Oct. 23, 2008)] (notice) and 2807 (Nov. 14, 2008) (order); Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. 2362 (Feb. 24, 2005) [70 FR 10155 (Mar. 2, 2005)] (notice) and 2369 (Mar. 22, 2005) (order); Longview Management Group LLC, Investment Advisers Act Release Nos. 2008 (Jan. 3, 2002) [67 FR 1251 (Jan. 9, 2002)] (notice) and 2013 (Feb. 7, 2002) (order).

[6]	See the Adopting Release, at Section II.A.
[7]	See the Adopting Release, at Section II.B.
[8]

The Office notes that the Commission has stated that certain issues would be more appropriately addressed through an application seeking an exemptive order than through a rule of general applicability. See Adopting Release, at n. 34; see also Proposing Release at Section II (as a rule of general applicability, the definition of family office could not match the exact representations, conditions or terms contained in every exemptive order that had been issued because each of those orders necessarily varied to accommodate the particular circumstances of each applicant.).

[9]	See, In the Matter of Duncan Family Office, Investment Advisers Act Release No. 3867 (July 1, 2014) (Notice) and Release No. 3882 (July 29, 2014) (Order).
[10]	See, In the Matter of 1112 Partners, LLC, Investment Advisers Act Release No. 4902 (May 1, 2018) (Notice) and Release No. 4917 (May 29, 2018) (Order).

issued an exemptive order to Edmunds Private Capital, LLC,11 a family office that wished to provide advisory services to the parents-in-law of a lineal descendant of the family’s common ancestor. In each of these exemptive orders, 12 the Commission granted exemptions on facts that are comparable to the facts presented by the Office in this Application, namely the ability to provide advisory services to relatives who are parents of a spouse of a lineal descendant of the common ancestor who do not meet the definition of Family Clients under the Family Office Rule.

These orders recognize unique circumstances in which an entity provides advisory services to a slightly broader spectrum of individuals, but the entity remains focused on a single family’s needs and its operations are not commercial in nature. The same is true for the Office which, as described above in Section I., provides services to Family Clients and to certain Additional Family Clients, who are relatives who have been considered and treated as family members for years and whose status as clients of the Office does not change the nature of the Office’s operations to that of a commercial advisory business based on the Office’s specific facts and circumstances. The Office submits that an exemptive order is appropriate based on the Office’s specific facts and circumstances.

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Office states that its address is indicated on the first page of this Application. The Office further states that all written or oral communications concerning this Application should be directed to:

Amy Doberman, Esq.

Gretchen Roin, Esq.

WilmerHale LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Email: amy.doberman@wilmerhale.com

Phone: (212) 295-6270

[11]	See, In the Matter of Edmunds Private Capital, LLC, Investment Advisers Act Release No. 5488 (April 24, 2020) (Notice) and Release No. 5505 (May 20, 2020) (Order).
[12]

See, also, In the Matter of D-W Investments LLC, Investment Advisers Act Release No. 4066 (April 20, 2015) (Notice) and Release No. 4090 (May 19, 2015) (Order) (exempting a family office that provided advisory services to the sister-in-law of a spouse of a lineal descendant of the family’s common ancestor and to an irrevocable trust of which the sister-in-law was a beneficiary); In the Matter of William E. Simon & Sons, LLC and New Vernon Advisors, Inc., Investment Advisers Act Release No. 3990 (December 22, 2014) (Notice) and Release No. 4001 (January 20, 2015) (Order) (exempting a family office that provided advisory services to the sibling of a former spouse of a lineal descendant of the family’s common ancestor and a private foundation funded exclusively by the sibling); In the Matter of Gruss & Co. Inc., Investment Advisers Act Release No. 3866 (July 1, 2014) (Notice) and Release No. 3883 (July 29, 2014) (Order) (exempting a family office that provided advisory services to two sisters of a spouse of a lineal descendant of the family’s common ancestor and each sister’s respective spouse and children).

All requirements for the execution and filing of this Application on behalf of the Office have been complied with and are in accordance with the Operating Agreement of the Office, and the undersigned officer of the Office is fully authorized to execute this Application. The Office adopted the Resolutions attached as Exhibit A hereto authorizing the filing of the Application. The Verifications required by Rule 0-4(d) under the Advisers Act are attached as Exhibit B hereto.

VI.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Office requests that the Commission issue an Order under Section 202(a)(11)(H) of the Advisers Act declaring it not to be a person within the intent of the Advisers Act, provided that the Office complies with the following conditions:

1.

The Office will offer and provide Advisory Services only to Family Clients and to the Additional Family Clients, who generally will be deemed to be, and be treated as if they are, Family Clients; provided, however, that the Additional Family Clients will be deemed to be, and treated as if they are, Family Members for purposes of paragraph (b)(1) and for purposes of paragraph (d)(4)(vi) of the Family Office Rule.

2.

The Office will at all times be wholly owned by Family Clients and exclusively controlled (directly or indirectly) by one or more Family Members and/or Family Entities (excluding the Additional Family Clients’ Family Entities) as defined in paragraph (d)(5) of the Family Office Rule.

3.

At all times the assets beneficially owned by Family Members and/or Family Entities (excluding the Additional Family Clients’ Family Entities) will account for at least seventy-five percent (75%) of the assets for which the Office provides Advisory Services.

4.

The Office will comply with all the terms for exclusion from the definition of investment adviser under the Advisers Act set forth in the Family Office Rule except for the limited exception requested by this Application.

The Office submits that the Order is necessary and appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

The Office submits that, pursuant to the authority granted to the Office’s officers, the undersigned, who has signed and filed this Application on behalf of the Office, is fully authorized to do so.

Dated: June 1, 2026

Benjamin Partners LLC

By:	/s/ Michael Salzhauer
Name:	Michael Salzhauer
Title:	Manager

EXHIBIT A

BENJAMIN PARTNERS LLC

CONSENT OF SOLE MEMBERS

IN LIEU OF SPECIAL MEETING

The undersigned being the sole members of Benjamin Partners LLC, a New York limited liability company (the “Company”), hereby approves and adopts the following actions by written consent in lieu of a special meeting:

RESOLVED, that the sole Manager of the Company and any officer of the Company is hereby authorized and directed, individually and severally, to prepare, execute and file, or to cause to be prepared, executed and filed, by and on behalf of the Company, with the Securities and Exchange Commission an application or applications, and any amendments thereto, pursuant to Section 202(a)(11)(H) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, declaring the Company to be a person not within the intent of the Advisers Act.

FURTHER RESOLVED, that the sole Manager of the Company and any officer of the Company is hereby authorized to take, or cause to be taken, such further action, and to make, or cause to be made, such representations, on behalf of the Company in any matters relating to or otherwise in connection with such application or applications or any amendment or amendments thereto as the sole member of the Company or any officer of the Company may approve or consider as necessary or desirable.

EFFECTIVE DATE: June 1, 2026

Sole Members:

/s/ Michael Salzhauer
Michael Salzhauer

/s/ Amanda Salzhauer
Amanda Salzhauer

EXHIBIT B

VERIFICATION

The undersigned states that (i) he has executed the attached Application for an order pursuant to Section 202(a)(11)(H) of the Investment Advisers Act of 1940, as amended (“Advisers Act”), declaring the applicant to be a person not within the intent of the Advisers Act (“Application”) for and on behalf of Benjamin Partners LLC (the “Company”); (ii) he is the sole Manager of Company; and (iii) all action by the sole members of the Company necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned also states that he is familiar with the Application, and the contents thereof, and that the facts set forth in the Application are true to the best of his knowledge, information, and belief.

/s/ Michael Salzhauer
Michael Salzhauer
Manager
Benjamin Partners LLC

State of New York
County/City of New York
SS:

Subscribed and sworn (affirmed) to me, a Notary Public for the county/city and state aforesaid, by Michael Salzhauer, said affiant(s), and he duly acknowledged to me the execution of the foregoing instrument.

/s/ Jean Macaluso
Notary Public

[official seal]

My Commission expires: 10/27/2026
My Registration number: 01MA6041723